Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Other Ratios
As of June 30, 2012
(Amounts in thousands except ratios)

Adjusted EBITDA to cash interest ratio: The Adjusted EBITDA to cash interest ratio is defined as Adjusted EBITDA divided by net cash interest expense (defined as interest expense plus/minus interest income and non-cash interest expense). (1)

Adjusted EBITDA (1)	$997,875

Pro Forma net cash interest expense (1)	$138,755

Adjusted EBITDA to cash interest ratio	7.2

(1) Adjusted EBITDA and pro forma net cash interest expense are defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Total Senior Secured Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The total senior secured debt to Adjusted EBITDA ratio is defined as consolidated senior secured debt less unrestricted cash divided by Adjusted EBITDA. The deduction for unrestricted cash is limited to $500 million.

Total senior secured debt less unrestricted cash	$70,000

Adjusted EBITDA (1)	$997,875

Total senior secured debt less unrestricted cash to Adjusted EBITDA ratio	0.1

(1) Adjusted EBITDA is defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
	(in thousands, except per ton data)		(in thousands, except per ton data)
Revenues:
Coal revenues:
Eastern steam	$718,416	$511,430	$1,492,840	$836,441
Western steam	131,733	131,223	284,174	280,002
Metallurgical	715,132	768,239	1,427,825	1,281,427
Total	$1,565,281	$1,410,892	$3,204,839	$2,397,870

Tons sold :
Eastern steam	11,043	7,673	22,519	12,532
Western steam	10,161	11,011	21,933	23,498
Metallurgical	5,595	4,363	10,493	7,983
Total	26,799	23,047	54,945	44,013

Coal sales realization per ton:
Eastern steam	$65.05	$66.65	$66.29	$66.74
Western steam	$12.96	$11.92	$12.96	$11.92
Metallurgical	$127.83	$176.08	$136.08	$160.52
Average	$58.41	$61.22	$58.33	$54.48